                                                                                                            December 13, 2018

Ms. Samantha Breitlag

Mr. Adrian Baclit

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Wells Fargo Funds Trust, File Nos. 333-228381 and 811-09253 (the “Registrant”)

Dear Ms. Brietlag and Mr. Baclit:

On behalf of the Registrant, I am responding to your comments delivered via telephone on November 30, 2018 and December 6, 2018 to the registration statement (the “Registration Statement”) filed November 14, 2018 on Form N-14, accession no. 0001081400-18-001057, (the “Prospectus/Proxy Statement).  The Registration Statement relates to the acquisition of the assets of the Wells Fargo Colorado Tax-Free Fund and the Wells Fargo North Carolina Tax-Free Fund (each a “Target Fund”, together the “Target Funds”) by the Wells Fargo Municipal Bond Fund (the “Acquiring Fund”).

Prospectus/Proxy Statement Comments:

Comment 1:   In connection with the proposed merger of Wells Fargo North Carolina Tax-Free Fund into Wells Fargo Municipal Bond Fund, you requested that we clarify the Acquiring Fund’s diversification strategy as described in the section entitled “Investment Objective and Strategy Comparison”.

Response 1:    The requested change has been made.

Comment 2:   In the section entitled “Risk Descriptions”, you requested that we clarify in the introductory paragraph that the risk descriptions included in this section relate to the principal risks of the Acquiring Fund.

Response 2:    The requested change has been made.

Accounting Comments:

Comment 3:   You requested that we include a statement in the Statement of Additional Information filed along with the Prospectus/Proxy Statement explaining why pro forma financial statements are not required for this Registration Statement.

Response 3:    The requested change has been made.

Comment 4:   You requested that we include information regarding the costs associated with completing the mergers outlined in the Prospectus/Proxy Statement including a reference to who is incurring those costs.

Response 4:    If a proxy solicitation is to be made by specially engaged employees or paid solicitors, Item 4(a) of Schedule 14A requires that a proxy statement disclose the anticipated costs thereof and to state the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly. As such, we believe that the current disclosures in the Prospectus/Proxy Statement meet this requirement, which is applicable by virtue of Item 7(a) of Form N-14, and we respectfully decline to make any change in response to your comment.

Comment 5:   You requested that we include a description of each Target Fund’s and the Acquiring Fund’s respective distribution procedures in the section entitled “Merger Summary”.

Response 5:    The requested change has been made.

Comment 6:   You requested that we include disclosure stating whether the completion of each merger transaction described in the Prospectus/Proxy Statement is contingent upon approval of the other merger.  You further requested that we confirm that the pro forma expenses of the Acquiring Fund provided in the Prospectus/Proxy Statement takes into account the closing of each of the proposed mergers.

Response 6:    Disclosure stating that the mergers described in the Prospectus/Proxy Statement are not contingent upon each other has been added to the Merger Summary section for each merger.  Further, we can confirm that the pro forma expenses presented for the Acquiring Fund takes into account the closing of each of the proposed mergers.

Comment 7:   You requested that we include a shareholder fee table in the Merger Summary section for each merger.

Response 7:    The requested change has been made.

Comment 8:   You requested that we update the Pro Forma Capitalization table to a date that is within 30 days of the filing of the Registration Statement.

Response 8:    Item 4 of Form N-14  does not require the pro forma capitalization to be within 30 days of the filing of the Registration Statement.  Item 14 of Form N-14 provides that pro forma financial statements need not be prepared if the net asset value of the company being acquired does not exceed ten percent of the registrant’s net asset value, both of which are measured as of a specified date within thirty days prior to the date of filing of the Registration Statement, but the thirty day requirement in Item 14 does not relate to the pro forma capitalization. As such, we believe that the current disclosure in the Registration Statement meets the applicable requirements, and we respectfully decline to make any change in response to your comment.

The Registrant expects to file a Registration Statement under Rule 485(b) in order to file a definitive Prospectus/Proxy Statement on or about December 14, 2018. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 377-7059 if you have any questions or comments in this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC